UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

CARACO PHARMACEUTICAL LABORATORIES, LTD.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

14075T 10 7

(CUSIP Number)

Mr. Dilip S. Shanghvi, Chairman
Sun Pharmaceutical Industries Limited
17/B Mahal Industrial Estate
Andheri (East) Mumbia 400 093 India

With a copy to:
Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street, 6th Floor
Detroit, Michigan 48226
313-259-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 2 of 12 Pages

1		NAME OF REPORTING PERSON Sun Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,468,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,468,680
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,468,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.8%
14		TYPE OF REPORTING PERSON (See Instructions) HC, CO

Page 2 of 12 Pages

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 3 of 12 Pages

1		NAME OF REPORTING PERSON Dilip S. Shanghvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,468,680
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,468,680
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,468,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.8%
14		TYPE OF REPORTING PERSON (See Instructions) HC, IN

Page 3 of 12 Pages

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 4 of 12 Pages

1		NAME OF REPORTING PERSON Sun Pharma Global, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,086,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,086,014
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,086,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 12 Pages

This Amendment No. 14 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 3, 1997, as subsequently amended and supplemented by the amendments thereto filed on February 14, 2001, February 14, 2003, February 20, 2004, November 19, 2004, December 10, 2004, January 17, 2006, March 7, 2006, March 17, 2006, July 13, 2006, August 2, 2006, September 18, 2007, December 7, 2007 and December 3, 2010 (collectively, the “Schedule 13D”), which relates to the Common Stock, without par value (the “Common Stock”) of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows.

“(a) This Amendment is being filed jointly by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun”), its wholly owned subsidiary corporation, Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and by Dilip S. Shanghvi (“Mr. Shanghvi”), the controlling shareholder of Sun. Sun, Sun Global and Mr. Shanghvi are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 22, 2011, a copy of which is filed with this Amendment as Exhibit 1, pursuant to which they have agreed to file this Amendment jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

Sun and Mr. Shanghvi

(b) – (c)       Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun’s and Mr. Shanghvi’s business address is 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India.

The directors and executive officers of Sun (including Mr. Shanghvi) and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun

Name	Address	Present Principal Occupation	Citizenship
Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	The Chairman & Managing Director	Indian

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059.	Whole-time Director	Indian

Sailesh T. Desai	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda 390 002.	Whole-time Director	Indian

S. Mohanchand Dadha	c/o Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai 600 086	Director	Indian

Hasmukh S. Shah	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda 390 002	Director	Indian

Page 5 of 12 Pages

Name	Address	Present Principal Occupation	Citizenship
Keki Minu Mistry	c/o HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai 400 020.	Director	Indian

Ashwin S. Dani	c/o Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai 400055	Director	Indian

Subramanian Kalyansundaram	c/o Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East) Mumbai 400 020	C.E.O. and Whole-time Director	New Zealand

Executive Officers of Sun

Name	Address	Present Principal Occupation	Citizenship
Rakesh Mehta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President, (International Marketing)	Indian

Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400 059, Maharashtra, India	Exec. Vice President, (International Marketing)	Indian

T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400 059, Maharashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Lokesh Sibal	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President (OD and Talent Development)	Indian

Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400 059, Maharashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President (Business Development)	Indian

Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Exec. Vice President (Quality)	Indian

Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries, Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Intellectual Property Cell)	Indian

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, Halol Baroda Highway, Halol 389 350	Vice President Operations	Indian

Uday Baldota	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President Investor Relations	Indian

A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400 059 Maharashtra, India	Vice President (Human Resources Development)	Indian

Page 6 of 12 Pages

Name	Address	Present Principal Occupation	Citizenship
Dinesh R. Desai	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Accounts)	Indian

Kamlesh H Shah	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Deputy General Manager (Accounts) & Company Secretary	Indian

Ashok I. Bhuta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	Indian

Sunil P. Mehta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President	Indian

B. F. Shirude	Sun Pharmaceutical Industries Limited, A-8, MIDC Industrial Area, Ahmednagar 414 111 India	Vice President Operations (API)	Indian

R. S. Vasan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400 059 Maharashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Sun Global

(b)-(c)           Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading and investment company and is a wholly-owned subsidiary of Sun. Sun Global’s business address is International Trust Building, P.O. Box No. 659, Road Town, Tortola, British Virgin Islands.

The directors of Sun Global and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Global

Names	Address	Present Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary - 4440	Managing Director	Indian

Sunil Gandhi	SuGandhManagement, Consultancy, Woodstock Asia Pacific DMCC ,Office No. 406, The Business Centre, Opp Burjuman Centre, Mashreq Bank Bldg. Bank Street, P.O. Box 12850, Dubai-UAE	Director & Secretary of Sun Global and Financial Consultant	Indian

Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanate of Oman	Director of Sun Global and Tax Consultant	Indian

There are no executive officers of Sun Global.

(d)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is

Page 7 of 12 Pages

subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

(f)    Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 (including Mr. Shanghvi) are citizens set forth above.  Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its directors named in this Item 2 are citizens as set forth above.”

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“The total consideration to be paid in connection with the Transactions described in Item 4 below is estimated to be approximately $50,989,858.50.  Sun Global and/or Sun intends to use available cash on hand to fund the Transactions.”

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by deleting the last paragraph thereof and adding the following immediately after the penultimate paragraph thereof:

“On December 5, 2010, the remaining 544,000 shares of Series B Preferred Stock of which Sun Global was the record holder converted into shares of Common Stock on a one-for-one basis.

On February 21, 2011, Sun, Sun Global, Sun Laboratories, Inc., a Michigan corporation and a direct wholly-owned subsidiary of Sun Global (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the terms and conditions of the Merger Agreement, merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a subsidiary of Sun and Sun Global.  At the effective time of the Merger, each share of Common Stock not owned by Sun and Sun Global will be converted into the right to receive $5.25 in cash, without interest, and automatically cancelled.  The consummation of the Merger is subject to customary closing conditions, including the approval of the Company’s stockholders.

Concurrent with the execution of the Merger Agreement, each of Sun and Sun Global granted to the Independent Committee of the Company’s Board of Directors an irrevocable proxy (the “Sun Irrevocable Proxy” and the “Sun Global Irrevocable Proxy”, respectively) to, subject to the terms thereof, cause the shares of Common Stock owned by Sun and Sun Global to be voted in favor of the approval and adoption of the Merger Agreement and transactions contemplated thereby (the “Transactions”) at the meeting of Caraco’s stockholders to be held for the purpose of considering and taking action on the Merger Agreement and the Transactions.

The references to the Merger Agreement, the Sun Irrevocable Proxy and the Sun Global Irrevocable Proxy in this Amendment are qualified in their entirety by reference to such documents themselves, copies of which are filed with this Amendment as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and incorporated herein by reference as if set forth in their entirety.  The foregoing descriptions of the Merger Agreement, the Sun Irrevocable Proxy and the Sun Global Irrevocable Proxy and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full texts of Merger Agreement, the Sun Irrevocable Proxy and the Sun Global Irrevocable Proxy.

The Merger and the other Transactions would result in the occurrence of one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D, including (i) the acquisition of additional securities of the Company, (ii) the merger of the Company into Merger Sub, (iii) the delisting of the Common Stock from the NYSE Amex Stock Exchange, (iv) changes to the present board of directors of the Company, (v) changes to the

Page 8 of 12 Pages

Company’s articles of incorporation and bylaws and (vi) the termination of registration of the Common Stock under Section 12 of the Act.  In the event that the Transactions are not consummated, the Reporting Persons will consider all available courses of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

ITEM 5	Interest in Securities of the Issuer

Items 5(a), (b), and (c) are hereby amended and restated in their entirety to read as follows:

“(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.  The percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 40,179,194 shares of Common Stock outstanding as of February 17, 2011, as set forth in the Merger Agreement.

Mr. Shanghvi, together with his associate companies, is the majority shareholder of Sun.  Sun Global is a wholly-owned subsidiary of Sun.  As a result of these relationships (i) Mr. Shanghvi and Sun share voting and dispositive power of the 8,382,666 shares of Common Stock of which Sun is the record holder and (ii) Mr. Shanghvi, Sun and Sun Global share voting and dispositive power of the 22,086,014 shares of Common Stock of which Sun Global is the record holder.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

(c)  Except (i) for the conversion of 544,000 shares of Series B Preferred Stock of which Sun Global was the record holder into shares of Common Stock on a one-for-one basis on December 5, 2010 or (ii) as otherwise disclosed in this Amendment, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in Item 2 of this Amendment has effected any transaction in shares of Common Stock during the past 60 days.  The conversion of shares of Series B Preferred Stock referred to in clause (i) of the preceding sentence was made at the option of Sun Global pursuant to the terms of the Series B Preferred Stock and did not involve the payment or exchange of consideration upon conversion.”

ITEM 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7	Material to Be filed as Exhibits

The following are filed herewith as Exhibits to this Amendment:

Exhibit	Description

1.	Joint Filing Agreement, dated February 22, 2011, among the Reporting Persons.

2.	Agreement and Plan of Merger, dated as of February 21, 2011, among Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Sun Laboratories, Inc. and Caraco Pharmaceutical Laboratories, Ltd.

3.	Irrevocable Proxy, dated as of February 21, 2011, between Sun Pharmaceutical Industries

Page 9 of 12 Pages

Limited and the Independent Committee of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd.

4.	Irrevocable Proxy, dated as of February 21, 2011, between Sun Pharma Global, Inc. and the Independent Committee of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2011

By:	/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi
Title:	Managing Director

SUN PHARMA GLOBAL, INC

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated February 22, 2011, among the Reporting Persons.

2.	Agreement and Plan of Merger, dated as of February 21, 2011, among Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc., Sun Laboratories, Inc. and Caraco Pharmaceutical Laboratories, Ltd.

3.	Irrevocable Proxy, dated as of February 21, 2011, between Sun Pharmaceutical Industries Limited and the Independent Committee of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd.

4.	Irrevocable Proxy, dated as of February 21, 2011, between Sun Pharma Global, Inc. and the Independent Committee of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd.

Page 12 of 12 Pages